
SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2007
WASH., D.C.
210
SECTION


07006510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 **AND ENDING** 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

GENEVA TRADING LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1822
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY SILVERMAN — 312-362-4404
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA, CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).


RECEIVED
MAR 0 7 2007
210
PROCESSING
SECTION

GENEVA TRADING LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2006

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Members
Geneva Trading LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Geneva Trading LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Geneva Trading LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



February 27, 2007

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash In Bank		$ 10,938
Due From Broker		30,504,539
Securities Owned, at Market Value		18,513,916
Options Owned, at Market Value		38,442,473
Accounts Receivable		159,896
Total Current Assets		$ 87,631,762
OTHER ASSET		
Exchange Membership, at Cost (Market Value at December 31, 2006 is $1,765,000)		165,100
TOTAL ASSETS		$ 87,796,862

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Due To Broker		$ 2,173
Securities Sold, Not yet Purchased, at Market Value		43,891,625
Options Sold, Not yet Purchased, at Market Value		37,652,899
Accounts Payable		248,725
Due to Profit Sharing Plan		99,833
Accrued State Income Tax		7,423
Total Current Liabilities		$ 81,902,678
MEMBERS' CAPITAL		
Members' Beginning Capital	$ 4,210,941	
Net Income for the Year	6,135,388	
Members' Net Withdrawals for the Year	(4,452,145)	
Total Members' Capital		5,894,184
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 87,796,862

The accompanying notes to the financial statements are an integral part of this statement.

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Geneva Trading LLC (the Company) is a limited liability company, which was originally formed in the state of Illinois in August, 1999. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange. The Company is a designated primary market maker authorized to trade proprietarily off the floor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Profit Sharing Plan

The Company sponsors a 401(k) Plan which allows its eligible employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a variable contribution of at least 3% of the employees' qualified earnings. The Company's contribution for 2006 was $12,100.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital and net capital requirements of $5,507,019 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 1.95%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies; but all adjustments were booked for the preparation of the audited financial statements.

END